

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 20, 2016

Ken McBride
Chairman and Chief Executive Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

  **Re: Stamps.com Inc.**
    **Form 10-K for Fiscal Year Ended December 31, 2015**
    **Filed February 29, 2016**
    **File No. 0-26427**

Dear Mr. McBride:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2015 and 2014, page 31

1. We note that you identify more than one factor underlying increases or decreases in customized postage revenue and sales and marketing, research and development and general and administrative expenses without quantifying the impact of the factors. In future filings please quantify to the extent practical of the impact of each factor identified.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page F-7

Segment Information, page F-14

2. We note that you reassessed your segment reporting in light of the Endicia acquisition and identified two operating segments aggregated into one reportable segment. We also reference your fourth quarter 2015 earnings call transcript on page 3 that as a result of expansion you have a wide range of customers with different characteristics and business models. In this regard, please tell us in detail (i) the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9, (ii) the factors used to identify reportable segments, and (iii) the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

7. Debt, page F-24

3. We note your Credit Agreement contains covenants that restrict or limit your ability and the ability of your subsidiaries to pay dividends. Please tell us the most significant restrictions on the payment of dividends by you and your subsidiaries, including their pertinent provisions. Also, please tell us what consideration you gave to the disclosure requirements of Rule 4-08(e) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products